

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

January 20, 2010

Mr. Manny Dhinsa
Chief Executive Officer
Strata Oil & Gas, Inc.
408-918 16th Avenue N.W.
Calgary, AB T2M 0K3

   **Re: Strata Oil & Gas, Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed July 14, 2009
     File No. 0-50934**

Dear Mr. Dhinsa:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Karl Hiller
        Branch Chief